SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                         PRG-Schultz International, Inc.
                                ----------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   69357C 10 7
                                 --------------
                                 (CUSIP Number)

         B. Joseph Alley, Jr., Esq.                 Curtis Swinson, Esq.
          Arnall Golden Gregory LLP            Malouf Lynch Jackson & Swinson
          2800 One Atlantic Center                600 Preston Common East
         1201 West Peachtree Street                  8115 Preston Road
         Atlanta, Georgia 30309-3450              Dallas, Texas 75225-6342
        -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 24, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

===============================================================================
1  Name of Reporting Persons
   I.R.S. Identification Nos. of Above Persons
                                 Howard Schultz
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                        (a)X
                                                                           (b)__
--------------------------------------------------------------------------------
3  SEC Use Only
--------------------------------------------------------------------------------
4  Source of Funds
                              00
--------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6  Citizenship or Place of Organization United States
--------------------------------------------------------------------------------
7                               Sole Voting Power
                                                           4,450,452
                              --------------------------------------------------
   NUMBER OF SHARES
8  BENEFICIALLY OWNED           Shared Voting Power
   BY EACH REPORTING                                        61,914(1)
   PERSON WITH
                              --------------------------------------------------
9                               Sole Dispositive Power
                                                           4,450,452
                              --------------------------------------------------
10                              Shared Dispositive Power
                                                           61,914(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                 4,512,366(1)
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    __

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
                                  7.1 percent
--------------------------------------------------------------------------------
14 Type of Reporting Person
                                  IN
================================================================================

(1) Includes 753 shares held by Mr. Schultz's spouse. Also includes 20,387 shares held by The Zachary Herman Schultz Trust, 20,387 shares held by The Gabriella Schultz Trust and 20,387 shares held by The Samuel Joel Schultz Trust, of which Mr. Schultz is a trustee.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               Andrew H. Schultz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                         United States
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                       1,797,422
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                              3,725,336(1)
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                        1,797,422
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                        3,725,336(1)
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    5,522,758(1)
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     8.7 percent
--------------------------------------------------------------------------------
14  Type of Reporting Person
                                 IN
================================================================================

(1) Includes 3,725,336 shares held by the Andrew H. Schultz Irrevocable Trust of which Mr. Schultz is the trustee and beneficiary.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                    Andrew H. Schultz Irrevocable Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                       (a)X
                                                                           (b)
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                                   0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                3,725,336(1)
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                                   0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                         3,725,336(1)

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,725,336(1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     5.7 percent
--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO
================================================================================

(1)  Andrew H. Schultz is the trustee and beneficiary.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                                  Leslie Schultz
--------------------------------------------------------------------------------

2   Check the Appropriate Box if a Member of a G                          (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                |_|

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                   United States
--------------------------------------------------------------------------------
7                                Sole Voting Power            753
                                 -----------------------------------------------
    NUMBER OF SHARES
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                       0
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                              753
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                                0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                         753(1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                          Less than one percent
--------------------------------------------------------------------------------
14  Type of Reporting Person
                                   IN
===============================================================================

(1)  Leslie Schultz is the spouse of Howard Schultz.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                                     Nate Levine
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                   United States
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                           26,200
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                       0
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                           26,200
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                                0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   26,200(1)
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)
                             Less than one percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                            IN

================================================================================

(1)  Mr. Nate Levine is a director of PRG-Schultz.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                             Arthur N. Budge, Jr.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a)X
                                                                         (b)
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                    United States
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                            248,295(1)
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                           0
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                            248,295(1)
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                                     0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  248,295 (1) (2)
--------------------------------------------------------------------------------

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___
-------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)
                            Less than one percent
--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               IN
================================================================================


(1)  Mr. Arthur N. Budge, Jr. is a director of PRG-Schultz.
(2)  These shares are subject to currently exercisable options.

================================================================================
1  Name of Reporting Persons
   I.R.S. Identification Nos. of Above Persons
               The Zachary Herman Schultz Trust
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                       (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Source of Funds
                                             00
--------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)                                            ___
--------------------------------------------------------------------------------
6  Citizenship or Place of Organization
                                          Texas
--------------------------------------------------------------------------------
7                               Sole Voting Power
                                                                           0
   NUMBER OF SHARES             ------------------------------------------------

8  BENEFICIALLY OWNED BY EACH   Shared Voting Power
   REPORTING PERSON WITH                                              20,387
                                ------------------------------------------------
9                               Sole Dispositive Power
                                                                           0
                                ------------------------------------------------
10                              Shared Dispositive Power
                                                                       20,387
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                      20,387(1)

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares     ___

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
                          Less than one percent                              ___
--------------------------------------------------------------------------------
14 Type of Reporting Person
                                             OO

================================================================================

(1)  Mr. Howard Schultz is a trustee of The Zachary Herman Schultz Trust.

================================================================================
1  Name of Reporting Persons
   I.R.S. Identification Nos. of Above Persons
                    The Gabriella Schultz Trust
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                       (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3  SEC Use Only

--------------------------------------------------------------------------------
4  Source of Funds
                                                       00
--------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)                                            ___
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization
                                          Texas
--------------------------------------------------------------------------------
7                               Sole Voting Powe
                                                        0
                                ------------------------------------------------
   NUMBER OF SHARES
8  BENEFICIALLY OWNED BY EACH   Shared Voting Power
   REPORTING PERSON WITH                           20,387
                                ------------------------------------------------
9                               Sole Dispositive Power
                                                        0

                                ------------------------------------------------
10                              Shared Dispositive Power
                                                   20,387

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                      20,387(1)

--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)
                             Less than one percent

--------------------------------------------------------------------------------
14 Type of Reporting Person
                                                    OO

================================================================================


(1)  Mr. Howard Schultz is a trustee of The Gabriella Schultz Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                           The Samuel Joel Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                             0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                               20,387
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                             0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                        20,387
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                       20,387(1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                           Less than one percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO

================================================================================

(1)  Mr. Howard Schultz is a trustee of The Samuel Joel Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               The HHS Charitable Lead Annuity Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                             0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                              690,153
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                             0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                       690,153
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     690,153 (1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     1.1 percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                     OO

================================================================================


(1) Mr. Harold Berman is the trustee of The HHS Charitable Lead Annuity Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               Harold Berman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                           00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                           0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                           4,140,908
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                            0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                    4,140,908
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,140,908 (1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     6.5 percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              IN

================================================================================

(1) Mr. Harold Berman is the trustee of The HHS Charitable Lead Annuity Trust, The LVS Charitable Lead Annuity Trust, The Daniel Alan Schultz HHS (2001) GST Trust, The Jaynie Schultz Romaner HHS (2001) GST Trust, The Andrew Harold Schultz HHS (2001) GST Trust, The Daniel Alan Schultz LVS (2001) GST Trust, The Jaynie Schultz Romaner LVS (2001) GST Trust and The Andrew Harold Schultz LVS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                                The LVS Charitable Lead Annuity Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                               0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                               690,153
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                               0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                         690,153
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                      690,153 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)
                                      1.1 percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1)  Mr. Harold Berman is the trustee of The LVS Charitable Lead Annuity Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                                  The Daniel Alan Schultz HHS (2001) GST Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                                 0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                   686,700
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                                  0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                            686,700
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     686,700 (1)
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     1.1 percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO

================================================================================


(1) Mr. Harold Berman is the trustee of The Daniel Alan Schultz HHS (2001) GST Trust.

================================================================================
1   Name of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
                               The Jaynie Schultz Romaner HHS (2001) GST Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                      (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds
                                              00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           ___
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                           Texas
--------------------------------------------------------------------------------
7                                Sole Voting Power
                                                                    0
    NUMBER OF SHARES             -----------------------------------------------
8   BENEFICIALLY OWNED BY EACH   Shared Voting Power
    REPORTING PERSON WITH                                     686,700
                                 -----------------------------------------------
9                                Sole Dispositive Power
                                                                    0
                                 -----------------------------------------------
10                               Shared Dispositive Power
                                                              686,700
                                 -----------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     686,700 (1)

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ___

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                     1.1 percent

--------------------------------------------------------------------------------
14  Type of Reporting Person
                                              OO

================================================================================


(1) Mr. Harold Berman is the trustee of The Jaynie Schultz Romaner HHS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                                The Andrew Harold Schultz HHS (2001) GST Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                                     0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                       6,901
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                                     0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                                 6,901
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        6,901 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                            Less than one percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1) Mr. Harold Berman is the trustee of The Andrew Harold Schultz HHS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                                The Daniel Alan Schultz LVS (2001) GST Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                                   0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                   686,700
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                                   0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                             686,700
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                      686,700 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                      1.1 percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1) Mr. Harold Berman is the trustee of The Daniel Alan Schultz LVS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                                The Jaynie Schultz Romaner LVS (2001) GST Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                                    0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                    686,700
                                  ----------------------------------------------
9                                 Sole Dispositive Power
                                                                    0
                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                              686,700
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                     686,700 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                      1.1 percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1) Mr. Harold Berman is the trustee of The Jaynie Schultz Romaner LVS (2001) GST Trust.

================================================================================
1    Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
                                The Andrew Harold Schultz LVS (2001) GST Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)X
                                                                          (b)___
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                               00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          ___

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                            Texas
--------------------------------------------------------------------------------
7                                 Sole Voting Power
                                                                   0
     NUMBER OF SHARES             ----------------------------------------------
8    BENEFICIALLY OWNED BY EACH   Shared Voting Power
     REPORTING PERSON WITH                                     6,901
                                  ----------------------------------------------
9                                 Sole Dispositive Power

                                  ----------------------------------------------
10                                Shared Dispositive Power
                                                               6,901
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        6,901 (1)

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ___

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                            Less than one percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                               OO

================================================================================

(1) Mr. Harold Berman is the trustee of The Andrew Harold Schultz LVS (2001) GST Trust.

Item 1. Security and Issuer

     This statement relates to the common stock, no par value per share, of PRG-Schultz International, Inc., a Georgia corporation ("PRG-Schultz") f/k/a The Profit Recovery Group International, Inc. The principal executive offices of PRG-Schultz are located at:

         2300 Windy Ridge Parkway
         Suite 100 North
         Atlanta, Georgia 30339

Item 2. Identity and Background

          (a)  This Schedule 13D is filed by:

               Howard Schultz;
               Andrew H. Schultz;
               Andrew H. Schultz Irrevocable Trust;
               Leslie Schultz;
               Nate Levine;
               Arthur N. Budge, Jr.;
               Harold Berman;
               The Zachary Herman Schultz Trust;
               The Gabriella Schultz Trust;
               The Samuel Joel Schultz Trust;
               The HHS Charitable Lead Annuity Trust;

               The LVS Charitable Lead Annuity Trust;

               The Daniel Alan Schultz HHS (2001) GST Trust;

               The Jaynie Schultz Romaner HHS (2001) GST Trust;

               The Andrew Harold Schultz HHS (2001) GST Trust;

               The Daniel Alan Schultz LVS (2001) GST Trust;

               The Jaynie Schultz Romaner LVS (2001) GST Trust; and

               The Andrew Harold Schultz LVS (2001) GST Trust

               (collectively, the"Reporting Persons").

          (b) The business address for Howard Schultz, Andrew Schultz and Leslie Schultz is 9241 LBJ Freeway, Suite 100, Dallas, Texas 75243. The business address for Harold Berman is 8333 Douglas, Suite 100, Dallas, Texas 75225. The business address for Nate Levine is 13355 Noel Rd. Suite 2100, Dallas, Texas 75240. The business address for Arthur N. Budge, Jr. is 4925 Greenville, Suite 1220, Dallas, Texas 75206.

          (c) Howard Schultz is Chairman of the Board of PRG-Schultz, Andrew H. Schultz is a Director of PRG-Schultz and serves as Executive Vice President and Nate Levine and Arthur N. Budge, Jr. serve as Directors of PRG-Schultz. In addition, Nate Levine serves as chief executive officer of ETAN Industries which owns a cable system operator and Arthur Budge serves as president and chief executive officer of Five Sates Energy Company , an owner of a portfolio of oil and gas investments. Harold Berman is an attorney and practices law in Dallas, Texas. Howard Schultz is the father of Andrew Schultz and Leslie Schultz is the spouse of Howard Schultz. PRG-Schultz's address is set forth above in Item 1.

          (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Each individual set forth in Item 2(a) above is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On January 24, 2002, the Reporting Persons acquired all shares of PRG-Schultz common stock beneficially owned pursuant to the acquisition by PRG-Schultz of substantially all of the assets of Howard Schultz & Associates International, Inc. ("HSA-Texas"), substantially all of the outstanding stock of HS&A International Pte Ltd. and all of the outstanding stock of Howard Schultz & Associates (Asia) Limited, Howard Schultz & Associates (Australia), Inc. and Howard Schultz & Associates (Canada), Inc., each an affiliated foreign operating company of HSA-Texas, pursuant to an amended and restated agreement and plan of reorganization by and among PRG-Schultz, HSA-Texas, Howard Schultz, Andrew H. Schultz and certain trusts dated December 11, 2001 (the "Asset Agreement") and an amended and restated plan of reorganization by and among PRG-Schultz, Howard Schultz, Andrew H. Schultz, Andrew H. Schultz Irrevocable Trust and Leslie Schultz dated December 11, 2001 (the "Stock Agreement"). The Asset Agreement and the Stock Agreement are incorporated herein by reference to Annex A and Annex B to PRG-Schultz's Definitive Proxy Statement filed on December 20, 2001.

Item 4.  Purpose of Transaction

See Item 3 above. The Reporting Persons currently intend to hold the shares for investment; provided, however, certain Reporting Persons intend to sell up to 1,106,684 shares of PRG-Schultz common stock pursuant to a Registration Statement on Form S-3 filed on December 18, 2002 or in private transactions.

            (a)-(j) Except as set forth above, none.

                    In connection with the HSA-Texas acquisition, the size of the PRG-Schultz board of directors was expanded from 9 to 13 members. Howard Schultz serves as the chairman of the board of directors and Andrew H. Schultz, Arthur N. Budge, Jr., and Nate Levine serve as directors of PRG-Schultz.

Item 5. Interest in Securities of the Issuer

           (a)-(b)  See Items 7-13 of the cover pages.

               (c) See Item 3. No other transactions in PRG-Schultz' securities have been effected by an individual named in Item 2 above within the last sixty days, except that Nate Levine purchased 1,100 shares on December 13, 2001 and 10,000 shares on December 14, 2001.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of PRG-Schultz.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the HSA-Texas acquisitions, PRG-Schultz HSA-Texas, Howard Schultz, Andrew Schultz, the Andrew H. Schultz Irrevocable Trust, of which Andrew Schultz is the trustee and the beneficiary, certain other affiliated Schultz family trusts, John M. Cook, the chief executive officer of PRG-Schultz and John M. Toma, the vice chairman of PRG-Schultz entered into a shareholder agreement.

     Pursuant to the shareholder agreement, the parties will agree not to effect any transfer of PRG-Schultz common stock that such party now owns of record or acquires and to take such actions as are necessary to prevent any transfers of PRG-Schultz common stock beneficially owned by such party, other than certain specified transfers.

     In addition, the parties to the shareholder agreement will agree, as to matters submitted to a vote of PRG-Schultz's shareholders, to vote and take such actions as necessary to cause any shares of PRG-Schultz common stock beneficially owned by such party to be voted consistent with the recommendation of a specified majority of PRG-Schultz's board of directors, subject to certain qualifications.

     PRG-Schultz and each of the parties to the Asset Agreement and Stock Agreement and each additional holder of HSA-Texas voting or nonvoting common stock entered into a registration rights agreement. On January 18, 2002, under the registration rights agreement, PRG-Schultz filed a registration statement on Form S-3 with respect to 1,106,684 shares of PRG-Schultz common stock received by Howard and Andrew Schultz and certain trusts in the HSA-Texas acquisitions. PRG-Schultz will also be required upon written request from a holder of registrable securities to register the shares of PRG-Schultz common stock issued in the HSA-Texas acquisitions for resale pursuant to a firm commitment underwritten public offering, subject to certain exceptions; provided, however, that PRG-Schultz will not be required to file more than one registration statement during any six month period or file a registration statement, regarding a request covering less than $5.0 million of such PRG-Schultz common stock in a firm commitment underwritten offering. The registration rights agreement also provides that all registration expenses will be paid by PRG-Schultz except under certain circumstances, including when the registration request is subsequently withdrawn by a majority of such shareholders, unless the shareholders agree that the request will count as one demand registration under the registration rights agreement.

     The   shareholder   agreement  and   registration   rights   agreement  are
incorporated herein by reference to Exhibits 99.3 and 99.4 hereto, respectively.

Item 7.   Material to be Filed as Exhibits

          99.1 Asset Agreement (incorporated herein by reference to Annex A to PRG-Schultz's Definitive Proxy Statement filed on December 20,
               2001).

          99.2 Stock Agreement (incorporated herein by reference to Annex B to PRG-Schultz's Definitive Proxy Statement filed on December 20,
               2001).

          99.3 Shareholder Agreement (incorporated by reference to Exhibit 10.3 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).

          99.4 Registration  Rights  Agreement  (incorporated  by  reference  to
               Exhibit 10.2 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 2002


                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By:  Howard Schultz


                                            /s/  Andrew H. Schultz
                                            ------------------------------------
                                            By:  Andrew H. Schultz


                                            /s/  Arthur N. Budge, Jr.
                                            ------------------------------------
                                            By:  Arthur N. Budge, Jr.


                                           /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman


                                            /s/  Nate Levine
                                            ------------------------------------
                                            By:  Nate Levine


                                            /s/  Leslie Schultz
                                            ------------------------------------
                                            By:  Leslie Schultz


                                            Andrew H. Schultz Irrevocable Trust

                                            /s/ Andrew H. Schultz
                                            ------------------------------------
                                            By: Andrew H. Schultz , Trustee


                                            The Zachary Herman Schultz Trust

                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By: Howard Schultz, Trustee

                                            The Gabriella Schultz Trust

                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By:  Howard Schultz, Trustee


                                            The Samuel Joel Schultz Trust

                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By:  Howard Schultz, Trustee


                                            The HHS Charitable Lead
                                            Annuity Trust

                                           /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                           The LVS Charitable Lead Annuity Trust

                                           /s/  Harold Berman
                                           ------------------------------------
                                           By:  Harold Berman, Trustee


                                           The Daniel Alan Schultz HHS (2001)
                                           GST Trust


                                            /s/ Harold Berman
                                            ------------------------------------
                                            By: Harold Berman, Trustee


                                            The Jaynie Schultz Romaner
                                            HHS (2001) GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                           The Andrew Harold Schultz HHS (2001)
                                            GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                            The Daniel Alan Schultz LVS (2001)
                                            GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                            The Jaynie Schultz Romaner LVS
                                            (2001) GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                            The Andrew Harold Schultz LVS
                                            (2001) GST Trust


                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee

                             JOINT FILING AGREEMENT


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  February 4, 2002



                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By:  Howard Schultz


                                            /s/  Andrew H. Schultz
                                            ------------------------------------
                                            By:  Andrew H. Schultz


                                            /s/  Arthur N. Budge, Jr.
                                            ------------------------------------
                                            By:  Arthur N. Budge, Jr.


                                           /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman


                                            /s/  Nate Levine
                                            ------------------------------------
                                            By:  Nate Levine


                                            /s/  Leslie Schultz
                                            ------------------------------------
                                            By:  Leslie Schultz


                                            Andrew H. Schultz Irrevocable Trust

                                            /s/ Andrew H. Schultz
                                            ------------------------------------
                                            By: Andrew H. Schultz , Trustee


                                            The Zachary Herman Schultz Trust

                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By: Howard Schultz, Trustee

                                            The Gabriella Schultz Trust

                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By:  Howard Schultz, Trustee


                                            The Samuel Joel Schultz Trust

                                            /s/  Howard Schultz
                                            ------------------------------------
                                            By:  Howard Schultz, Trustee


                                            The HHS Charitable Lead
                                            Annuity Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                           The LVS Charitable Lead Annuity Trust

                                           /s/  Harold Berman
                                           ------------------------------------
                                           By:  Harold Berman, Trustee


                                           The Daniel Alan Schultz HHS (2001)
                                           GST Trust


                                            /s/ Harold Berman
                                            ------------------------------------
                                            By: Harold Berman, Trustee


                                            The Jaynie Schultz Romaner
                                            HHS (2001) GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                           The Andrew Harold Schultz HHS (2001)
                                            GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                            The Daniel Alan Schultz LVS (2001)
                                            GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------
                                            By:  Harold Berman, Trustee


                                            The Jaynie Schultz Romaner LVS
                                            (2001) GST Trust

                                            /s/  Harold Berman
                                            ------------------------------------